ACM Government Income Fund, Inc.                       Exhibit 77M
8115207



77M  Mergers


At the Regular Meeting of the Board of Directors of ACM Government Income Fund, Inc., ACM I held on July 19, 2000, the Directors of ACM I approved an Agreement and Plan of Reorganization and Liquidation between ACM I and ACM Government Securities Fund, Inc. ACM II and an Agreement and Plan of Reorganization and Liquidation collectively, the Plans between ACM I and ACM Government Securities Fund, Inc. ACM III, governing the proposed acquisition of the assets of ACM II and ACM III by ACM I and authorized the officers of ACM I to take certain other actions in connection therewith.
In addition, the Directors of ACM I also authorized the issuance of shares of common stock as contemplated in the Plans and also made certain other determinations pursuant to the requirements of Rule 17a8 under the Investment Company Act of 1940.

Subsequently, at Special Meetings of Shareholders of ACM I, ACM II and ACM III held on November 14, 2000, the shareholders of ACM I, ACM II and ACM III each approved the relevant Plans providing for the transfer of all the assets and liabilities of ACM II and ACM III in exchange for shares of ACM I, the distribution of such shares to shareholders of ACM II and ACM III and the subsequent dissolution of ACM II and ACM III. The sale of assets for ACM II and ACM III took place on December 19, 2000. ACM II and ACM III have ceased to be investment companies as defined in the Act and anticipates making the N8F filing shortly.










S:MFLegalGaryACM I NSAR Exhibit 77M. Feb.2001